Chemspec Announces Retirement of Dr. David Yunhung Tang

Shanghai, November 11, 2010 --- Chemspec International Limited (NYSE: CPC; "Chemspec" or the "Company"), a leading China-based contract manufacturer of highly-engineered specialty chemicals, today announced that Dr. David Yunhung Tang has retired from his positions as a director, interim chief financial officer and executive vice president of marketing and sales of the Company for family reasons, effective today.

Dr. Jianhua Yang, the chairman and chief executive officer of Chemspec, commented “Dr. Tang has played a key role in establishing many milestones in the Company’s development. We appreciate Dr. Tang for picking up the interim CFO responsibility over the past few months. In addition to his engagement as executive vice president, Dr. Tang devoted significant time and energy to overseeing our financial operations and investor relations.  In addition, he had devoted tremendous time as a director of the board and made pivotal contributions in the corporate governance and strategy over the years. I truly appreciate his long-term commitment and I fully understand his personal choice to spend more time with family. Our Company is indebted to Dr. Tang for his dedication and contributions, and I wish all the best for Dr. Tang and his family.”

Dr. Yang further stated, “The Company is actively engaging in executive search efforts to find a suitable permanent chief financial officer as well as an additional board member.  The Company is committed to maintaining good management, corporate governance and financial oversight, and we expect to engage a suitable candidate for the CFO position as well as an additional board member as soon as possible.”

About Chemspec
Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals as well as fluorinated specialty chemicals. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec's end users. Chemspec's customers and end users include electronics, pharmaceutical and agrochemical companies. For more information, please visit http://www.chemspec.com.cn.

Safe Harbor Statements
This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Chemspec’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and annual reports on Form 20-F, as amended from time to time. Chemspec does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Chemspec International Ltd.
In Shanghai
Carol Fang
Tel: +86-21-63638108
Email: ir@chemspec.com.cn

Christensen
In New York
Kathy Li
Tel:   +1-212-618-1978
Email: kli@christensenir.com

In Hong Kong
Tip Fleming
Tel:   +852-9212-0684
Email: tfleming@christensenir.com